UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated November 16, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: November 16, 2011

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Tuesday, December 20, 2011 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect Mr. Zvi Peled as a director of the Company (in addition to two outside directors currently serving on the Board of Directors);

(2)	To re-appoint Mr. Michael Chill as an outside director, for a three-year term;

(3)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting of shareholders;

(4)	To approve an amendment to the form of letter of indemnification granted by the Company to each of its directors and officers; and

(5)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2010.

Shareholders of record at the close of business on November 22, 2011 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Shareholders whose shares are traded through the Tel-Aviv Stock Exchange, or TASE, may only vote their shares in one of the following two ways: (a) By mail: sign and date a voting instructions card  in the form filed by the Company on MAGNA and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that the shareholder was the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to the offices of the Company at 8 Maskit St., Herzlia, Israel, Attention: Yael Peretz, VP, General Counsel; or (b) In person: attend the Meeting, where ballots will be provided. If a shareholder chooses to vote in person at the meeting, he or she must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that such shareholder was the beneficial owner of the shares on the record date.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Eric Green
November 16, 2011	Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Tuesday, December 20, 2011 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

It is proposed that at the Annual General Meeting: (i) Mr. Zvi Peled be elected as directors of the Company; (ii) Mr. Michael Chill be reappointed as an outside director for an additional three-year term; (iii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (iv) an amendment to the form of letter of indemnification granted by the Company to each of its directors and officers, be approved; and (vi) the Consolidated Financial Statements of the Company for the year ended December 31, 2010 be received and considered.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 22, 2011 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 24, 2011, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on November 9, 2011, 25,051,992 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 9, 2011, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

Prescott Group Capital Management, LLC (2)	6,195,064	24.3%

Columbia Pacific Opportunity Fund, LP(3)	2,649,953	10.6%

Lake Union Capital Management, LLC(4)	1,892,769	7.6%

Arik Kilman(5)	1,704,577	6.6%

All directors and officers as a group (9 persons)(6)	1,950,962	7.7%
____________
(1)
Percentages in the above table are based on 25,051,992 Ordinary Shares outstanding as of November 9, 2011 and do not include 1,471,240 Ordinary Shares held by the Company. Pursuant to Israeli law, the shares held by the Company do not confer upon the Company any voting rights.

(2)
Based on a Schedule 13D/A filed by Prescott on June 27, 2011. The number of shares owned includes an aggregate of 409,372 Ordinary Shares underlying warrants exercisable within 60 days of the date thereof. Excluding such warrants, Prescott’s holdings constitute 23.1% of the Ordinary Shares outstanding as of November 9, 2011.

(3)
Based on a Schedule 13G/A filed by Columbia Pacific Opportunity Fund, LP (the “Fund”) on April 11, 2011. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which serves as investment advisor to the Fund and is primarily responsible for all investment decisions regarding the portfolio of Columbia Pacific Opportunity Fund, L.P. The 2,649,953 ordinary shares owned by Columbia Pacific Advisors, LLC, are held in the portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of his pecuniary interest therein.

(4)	Based on a Schedule 13G/A filed by Michael Self, Lake Union Capital Management, LLC and Lake Union Capital Fund, LP on February 1, 2011, the voting power is shared by and among the three of them.

(5)	Number of shares owned includes an aggregate of 725,000 Ordinary Shares underlying options exercisable within 60 days of the date hereof.

(6)	Includes options to purchase Ordinary Shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than six (6). The Board has set the current number of directors at three (3), of which two are outside directors.

The following nominee has advised the Company that he will agree to serve as director if appointed. Relevant information on the nominee, including his principal occupation during at least the past five years, is provided below.

The nominee listed below shall hold office until the next annual general meeting of shareholders and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Zvi Peled, age 61, has served as a director of the Company and member of the Company's Audit Committee since January 2011. Mr. Peled has served since October 2008 as Chief Executive Officer of Apollo Network Services Ltd., an Israeli private company which manages projects in the field of defense, energy and transportation. Prior to that, from 2005 through 2008, Mr. Peled served as Executive Vice President, Strategic Planning of Asia Global Technologies Ltd., a private company in the field of homeland security and intelligence. From 1999 through 2005, Mr. Peled served as Chief Executive Officer of Flash Networks Ltd. From 1998 through 1999, Mr. Peled served as President and Chief Executive Officer of Geotek Technology Inc., a US private company. Mr. Peled holds a B.S. in electronic engineering from the Technion, Israel Institute of Technology.

The Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, 5759-1999 (the “Companies Law”). It is proposed at the Meeting to reappoint one of the outside directors to an additional three-year term. For more information, see Item 2 below. Following is the biographical information of the Company's two outside directors.

Michael Chill, age 44, has served as one of the Company's outside directors and a member of the Company's Audit Committee since July 2003. Since July 2009, Mr. Chill has served as a Managing Director at Roth Capital Partners LLP, an investment bank. From January 2008, Mr. Chill has served as a Managing Director at Rodman & Renshaw LLC, an investment bank. From July 2005 through December 2007, Mr. Chill served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

Maayan Naor, age 38, has served as one of the Company's outside directors and a member of the Company's Audit Committee since September 2011. Ms. Naor has served since June 2011 as Finance Director of Silco Ltd., a privately held Israeli company and subsidiary of Bunzl Plc., an international distributor of non-food consumable products. Since January 2011, Ms. Naor has served as an outside director of FMS Enterprises Migun Ltd., a public company traded on the TASE, which manufactures ballistic protection raw materials and products. From 2005 through May 2011, Ms. Naor served as Deputy Corporate Controller at Makhteshim Agan Industries Ltd., a public company traded on the TASE. From 1999 through 2005, Ms. Naor worked as an auditor at Someckh Chaikin KPMG, an Israeli accounting firm. Ms. Naor holds a degree of Bachelor of Business (Accounting) from the College of Management in Israel and is a Certified Public Accountant in Israel.

Remuneration and Other Information

The following table sets forth with respect to all directors of the Company as a group the remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2010:

	Cash and cash-equivalent forms of remuneration
	Salaries, fees, directors’ fees, personal benefits, commissions, and bonuses	Securities or property (calculated according to the fair value pursuant to the US Generally Accepted Accounting Principles)
All directors as a group (consisting of 5 persons)	$218,183	$303,600

The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee whose members are Zvi Peled and the Company’s two outside directors: Michael Chill and Maayan Naor. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee must include all of the outside directors. All of the Company’s Audit Committee members are independent within the meaning of the applicable NASDAQ requirements. In accordance with NASDAQ rules and SEC regulations, compensation of the Company’s executive officers is approved by the compensation committee (which is comprised solely of independent directors) or by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate.

During 2010, the Company’s Board of Directors convened 21 times, 3 of which were held at the Company’s offices and 18 were held via telephone where all participants could hear and be heard by each other. During 2010, the Audit Committee of the Board of Directors convened 10 times, 3 of which were held at the Company’s offices and 7 were held via telephone where all participants could hear and be heard by each other. During 2010, the Company's directors attended in average 92.8% of the board meetings.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Zvi Peled be, and hereby is, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

Adoption of this resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends that the shareholders vote “For” the election of each of Mr. Zvi Peled as director of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

In the event that the nominee should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why the nominee, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 – REAPPOINTMENT OF AN OUTSIDE DIRECTOR

Under the Companies Law, the Company is required to appoint at least two outside directors. Mr. Michael Chill and Ms. Maayan Naor currently serve as outside directors of the Company, and their term of service terminates on July 22, 2012 and on September 5, 2014, respectively. It is proposed that at the Annual General Meeting, Mr. Michael Chill be reappointed as an outside director of the Company for an additional three-year term.

Outside directors are appointed for a three-year term, and may be reappointed for two additional three-year terms. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like the Company, may appoint an outside director for additional three-year terms above the nine-year term permitted under the Companies Law. The Company's Audit Committee and Board of Directors propose to reappoint Mr. Michael Chill, who has served as an outside director of the Company since July 23, 2003, for an additional three-year term commencing on July 23, 2012, and until his successor is duly appointed and qualified. The Company's Audit Committee and the Board of Directors (with Mr. Chill abstaining in both) confirm that due to the expertise and special contribution of Mr. Chill to the work of the Board and its committees and his deep familiarity with the Company and its operations, his re-appointment as an outside director is in the best interests of the Company.

The Company’s Board of Directors has determined that all of the members of the audit committee, namely, Zvi Peled, Michael Chill and Maayan Naor, are "audit committee financial experts" as defined by applicable SEC regulations. Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that both Michael Chill and Maayan Naor meet the criteria defined in the Companies Law and the regulations promulgated there under for “financial and accounting expertise”.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to reappoint Mr. Michael Chill as an outside director of the Company for an additional three-year term, commencing on July 23, 2012 and ending on July 22, 2015.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that:

(a) the shares voting in favor of such resolution include a majority of the shares voted by shareholders (excluding abstentions) who are not (i) “controlling shareholders” (as defined below), or (ii) shareholders who have a personal interest in the appointment of the outside director (other than a personal interest which is not the result of the connections with the controlling shareholder); or

(b) the total number of shares voted against the resolution by those shareholders  mentioned in paragraph (a) does not exceed two percent of the total voting rights in the Company.

A “controlling shareholder” under the Companies Law is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

The Company’s Board of Directors (with Mr. Chill abstaining) recommends that the shareholders vote “For” the reappointment of Mr. Michael Chill as an outside director of the Company. Whereas Mr. Chill has a personal interest in the foregoing proposed resolution, Mr. Chill refrains from making a recommendation with respect to such resolution.

In order to vote on this proposal, shareholders are requested to indicate in the appropriate place in the proxy card whether they are considered a "controlling shareholder" of the Company, or have a personal interest in the reappointment of Mr. Chill as an outside director (unless the personal interest is not the result of the connections with the controlling shareholder). In order for the shareholder's vote to count towards the special majority required for this proposal (Item 2), shareholders must not have indicated on the proxy card that they are a "controlling shareholder" or have a personal interest in the proposal. If shareholders so indicate, their vote will not count towards this special majority.

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3 – REAPPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft, independent registered public accounting firm, BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

The compensation paid to Ziv Haft for audit services, audit-related services and tax services for the fiscal year ended December 31, 2010 was $227,610 as approved by the Audit Committee and the Board of Directors.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 4 – APPROVAL OF AMENDMENT
TO FORM OF D&O LETTER OF INDEMNIFICATION

The Companies Law and the Articles of Association of the Company authorize the Company to indemnify, exempt and insure the Company's directors and officers, subject to certain conditions and limitations.  Management believes that it is in the Company’s best interest to provide indemnification to the Company's directors and officers to enable the Company to attract and retain highly qualified individuals.

Under the Companies Law, exculpation, indemnification and insurance of office holders (as such term is defined in the Companies Law) must be approved by the Audit Committee and Board of Directors and, in respect of the Company's directors, also by the shareholders.

Pursuant to the Company’s current letter of indemnification granted to the Company's directors and officers, as previously approved by shareholders, the Company is obligated to indemnify its directors and officers to the fullest extent permitted by law.  This indemnification is limited to an amount or criteria determined by the Board of Directors as reasonable under the circumstances, and, with respect to financial obligations incurred by the office holder as a result of judgments, settlements or arbitrators’ awards approved by a court, indemnification in advance is also limited to events determined as foreseeable by the Company's Board of Directors based on the Company’s activities.

Pursuant to the Companies Law and the Israeli Securities Law, 1968, as recently amended (such amendment shall be referred to as the "Administrative Enforcement Law"), the Company is not allowed to indemnify or insure its office holders for certain proceedings and for certain financial sanctions resulting from such proceedings. However, the Administrative Enforcement Law allows the Company to indemnify and insure its office holders with respect to expenses incurred by them as a result of such proceedings and with respect to certain payments made to injured parties of such infringements as described in the Administrative Enforcement Law.

Pursuant to the proposed amendments to the letter of indemnification, the Company's indemnification obligations will cover the directors’ or officers’ services as directors or officers of the Company's subsidiaries, reflect the new requirements under the Administrative Enforcement Law and reflect the Company's obligations to maintain directors and officers liability insurance, or D&O insurance, coverage. The full text of the letter of indemnification, as proposed to be amended under this Item 4, is attached as Exhibit A to this proxy statement.

The Company's Audit Committee and the Board of Directors approved the grant of letters of indemnification to the Company’s directors and officers, in the form attached as Exhibit A hereto. In the Meeting, the shareholders are requested to approve the grant of such letters of indemnification.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the amendment to the form of directors' and officers' letter of indemnification, attached as Exhibit A to the proxy statement, be, and the same hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the amendment to the current form of directors' and officers' letter of indemnification.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 5 – RECEIPT AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2010 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2010 is available at the Company’s Web site, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, Eric Green Chairman of the Board of Directors

Dated: November 16, 2011

EXHIBIT A

FORM OF D&O LETTER OF INDEMNIFICATION

BLUEPHOENIX SOLUTIONS LTD
LETTER OF INDEMNIFICATION
Dated ________________
From BluePhoenix Solutions Ltd. to [_________] (the “Office Holder”)

Dear [_____],

This letter (the “Letter of Indemnification”) sets forth the terms and conditions of exemption and indemnification provided to you by Bluephoenix Solutions Ltd. (the “Company”) in respect of your service as an Office Holder of the Company ("Nos'e Misra" as such term is defined in the Companies Law, 1999 (the “Companies Law”), including your service as an Office Holder of a company controlled by the Company ("control" as defined in the Companies Law) (the "Subsidiary") to the fullest extent permitted by law. Accordingly, the Company hereby agrees as follows:

1.             Exemption From Liability

The Company hereby exempts you, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of your duty of care to the Company or to any Subsidiary, provided that in case that you serve as director of the Company, the Company shall not exempt you in advance with respect to  a breach of your duty of care in connection with a distribution, and further provided that, in no event shall you be exempt with respect to any actions listed in Section 3 below.

2.             Indemnification

(a)           Subject to the provisions of the Companies Law and the Securities Law, 1968 (the “Securities law”), the Company hereby undertakes to indemnify you to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by you in your capacity as an Office Holder of the Company or in your capacity as an Office Holder of any Subsidiary:

(i)	a financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court of law;

(ii)
reasonable litigation expenses, including legal fees, incurred by you as a result of criminal inquiry or an investigation or proceeding instituted against you by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases "proceeding that has ended without the filing of an indictment" and "financial obligation in lieu of a criminal proceeding" shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

(iii)
expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H'4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I'1 of the Securities Law;

(iv)
reasonable legal expenses, including attorney's fees, which you incurred or with which you were charged by a court of law, in a proceeding brought against you, by the Company or on its behalf or by another person, or in a criminal prosecution in which you were acquitted, or in a criminal prosecution in which you were convicted of an offense that does not require proof of mens rea (criminal intent); and

(v)	payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

(b)           Subject to the provisions of the Companies Law and the Securities Law, the Company undertakes to indemnify you with respect to (i) financial obligations as specified in Section 2(a)(i) above, provided, that the undertaking is limited to categories of events which, in the opinion of the Company’s Board of Directors can be foreseen, based on the Company’s actual activities at the time the undertaking to indemnify is given, and in amounts set by the Board of Directors as reasonable; and (ii) expenses, fees and payments as specified in Sections 2(a)(ii), (iii), (iv) and (v) above.

3.             (a) The Company shall not indemnify or exculpate you in any of the following circumstances:

(i)	a breach of duty of loyalty, except, with respect to indemnification to the extent that you acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

(ii)	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of your negligent conduct;

(iii)	an act or omission committed with intent to derive illegal personal benefit; or

(vi)	a fine, civil fine, financial sanction or levy against you.

(b) The Company shall not indemnify you for a proceeding instituted against you pursuant to the provisions of Chapter H'3, H'4 and I'1 under the Securities Law.

4.             The Company will make available to you all amounts in accordance with Section 2 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor ("Time of Indebtedness"), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 2(a) (ii), (iii), (iv) and (v) above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

5.             The Company will indemnify you even if at the Time of Indebtedness you are no longer an Office Holder of the Company provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you, either prior to or after the date hereof, while you were an Office Holder of the Company or in respect of actions taken by you while you were an Office Holder of a Subsidiary as aforesaid, and in such capacity.

6.             The indemnification will be limited to the expenses mentioned in Section 2(a)(ii), (iii), (iv) and (v) above (pursuant and subject to Section 4 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 3 above) and to the matters mentioned in Section 2(a)(i) above insofar as they result from, or are connected to, events and circumstances set forth in Schedule A hereto, which are deemed by the Company's Board of Directors, based on the current activity of the Company, to be foreseeable as of the date hereof.

7.             The total amount of indemnification under Section 2 above that the Company undertakes towards all of the Company's Office Holders whom the Company has resolved to indemnify, jointly and in the aggregate, shall not exceed, during the course of the Company's existence, 50% (fifty percent) of the Company's net assets, measured by the balance sheet of the Company published for the end of the last fiscal year prior to the time that notice is provided to the Company.

8.             The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 7 above.

9.             Subject to the provisions of Sections 7 and 8 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law and under this Letter of Indemnification.

10.           The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

11.           In all indemnifiable circumstances, indemnification will be subject to the following:

(a)           You shall promptly notify the Company of any legal proceedings initiated against you and of all threatened legal proceedings without delay following your first becoming aware thereof. However, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You shall deliver to the Company, or to such person as it shall advise you, without delay, all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may likely give rise to the initiation of legal proceedings against you in connection with your actions as an Office Holder of the Company or of any Subsidiary.

(b)           Other than with respect to proceedings that have been initiated against you by the Company or by any Subsidiary, or in their names, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings by handing over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company shall notify you of any such decision to defend with ten (10) calendar days of receipt of notice of any such proceeding. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid. For the avoidance of doubt, in case of criminal proceedings, the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Indemnification Undertaking and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law. This paragraph shall not apply to a proceeding brought by you under Section 11(g) below.

(c)           You will fully cooperate with the Company and/or the attorney as aforesaid, in every reasonable way, as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

(d)           Notwithstanding the provisions of Sections 11(b) and 11(c) above, (i) if in a proceeding to which you are a party by reason of your status as an Office Holder of the Company or a Subsidiary and the named parties to any such proceeding include both you and the Company or any subsidiary of the Company, a conflict of interest or potential conflict of interest (including the availability to the Company and its subsidiary, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company's choice and reasonably acceptable to you and other person's choice, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Letter of Indemnification or in the event that the Company or any other person takes any action to declare this Letter of Indemnification void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, except with respect to such actions, suits or proceedings brought by the Company or any Subsidiary that are resolved in favor of the Company or the Subsidiary, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company and at the expense of the Company, to represent you in connection with any such matter.

(e)           If, in accordance with Section 11(b) (but subject to Section 11(d)), the Company has assumed the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions, to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company or any Subsidiary, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company or any Subsidiary, or (iv) the Company shall agree to such expenses in either of which events all reasonable fees and expenses of your counsel shall be borne by the Company.

(f)           The Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

(g)           If required by law, the Company's authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof in accordance with the terms herein. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may apply to any court which has jurisdiction to enforce the Company's obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

12.           The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide an indemnification and advance expenses under this Letter, the Company shall purchase and maintain in effect directors' and officers' liability insurance, which shall include coverage for your benefit, providing coverage in amounts as reasonably determined by the Board of Directors of the Company. The Company hereby undertakes to notify you 30 days prior to the expiration or termination of the directors' and officers' liability insurance.

13.           If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

14.           For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification derogates from the Company's right to indemnify you post factum, in such amounts and to such extent permitted under the Companies Law.

15.           If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.           This Letter of Indemnification and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

17.           Beginning on the effective date of this Letter of Indemnification, this Letter of Indemnification cancels any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company.

18.           Neither the settlement or termination of any proceeding, nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

19.           This Letter of Indemnification shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. This Indemnification Undertaking shall continue for your benefit and your heirs', personal representatives', executors' and administrators' benefit after you cease to be a an Office Holder of the Company.

20.           Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Letter of Indemnification shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions of this Letter of Indemnification (whether or not similar), nor shall such waiver constitute a continuing waiver.

21.           This Letter of Indemnification is being issued to you pursuant to the resolutions adopted by the Audit Committee and the Board of Directors of the Company on October 10, 2011 [and by the shareholders of the Company on  [___], 2011]. The Board of Directors has determined, based on the current activity of the Company, that the total amount of indemnification stated in Section 7 is reasonable and that the events listed in Schedule A are reasonably anticipated.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

BluePhoenix Solutions Ltd.
By: ____________________
Date: _________________

Agreed:

Signature: ______________________________
Name: _________________________________
Title: __________________________________
Date: __________________________________

Schedule A

1.             Negotiations, execution, delivery and performance of agreements on behalf of the Company and any Subsidiary including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, its Subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

2.             Any claim or demand made in connection with any transaction which is not within the ordinary course of business of either the Company, its subsidiaries or affiliates, including the sale, lease or purchase of any assets or businesses.

3.             Anti-competitive acts and acts of commercial wrongdoing.

4.             Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

5.             Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its Subsidiaries or affiliates.

6.             Actions taken in connection with the intellectual property of the Company and any Subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

7.             Participation and/or non-participation at the Company's board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company's board meetings.

8.             Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision.

9.             Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company's business.

10.           Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

11.           Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its Subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

12.           Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

13.           Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws.

14.           Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

15.           Resolutions and/or actions relating to employment matters of the Company and/or its Subsidiaries and/or affiliates.

16.           Events, pertaining to the employment conditions of employees and to the employer—employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

17.           Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its Subsidiaries or affiliates.

18.           Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its Subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

19.           Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any Subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

20.           Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment, and actions in connection with the testing of products developed by the Company and/or its Subsidiaries or in connection with the distribution, sale, license or use of such products.

21.           Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

22.           Actions in connection with the Company's development, use, sale, licensing, distribution, marketing or offer of products and/or services.

23.           Resolutions and/or actions relating to a merger of the company and/or of its Subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

24.           Resolutions and/or actions relating to investments in the Company and/or its Subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

25.           Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its Subsidiaries and/or affiliates, or any of their respective business operations.

26.           Actions relating to the operations and management of the Company and/or its Subsidiaries.

27.           Actions taken in connection with the approval and execution of financial reports and business reports and the representations made in connection therewith.

28.           Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.